August 25, 2008

VIA FEDERAL EXPRESS AND EDGAR	[logo]

Mr. Karl Hiller	Mark C Lee
Branch Chief	916.558.6031 direct
Securities and Exchange Commission 100 F Street, N.E.- Mail Stop 6010 Washington, D.C. 20549	mlee@weintraub.com

Re:	Ameriwest Energy Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-52034

Dear Mr. Hiller:

We represent Ameriwest Energy Corp., a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.

This letter responds to the Securities and Exchange Commission’s July 28, 2008 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Form 10-Q”). In connection with the responses to the comments, the Company is concurrently filing amendment number 1 to Form 10-K (the “10-K Amendment”) and amendment number 1 to Form 10-Q (the “10-Q Amendment”). Therefore, the pages referenced in the responses below correspond to the page numbers in the 10-K Amendment and 10-Q Amendment, respectively. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Securities and Exchange Commission
August 25, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

General

COMMENT NO. 1

It does not appear that you have used the correct file number on the cover of your periodic report. Please revise to utilize your number, which is 000-52034.

RESPONSE:

We have made this correction on the front cover pages of the 10-K Amendment and 10-Q Amendment, respectively, and will note this for future filings.

Selected Financial Data, page 8

COMMENT NO. 2

Please present selected financial data disclosure to comply with Item 301 of Regulation S-K. To the extent you qualify as a smaller reporting company, as defined by Item 10(f) to Regulation S-K, and therefore not required to provide this information, please use the new format for your Form 10-K cover page and indicate by checkmark that you are a smaller reporting company. Refer to Release No. 33-8876, which became effective February 4, 2008, if you need further guidance.

Securities and Exchange Commission
August 25, 2008

RESPONSE:

The Company qualifies as a smaller reporting company, as defined by Item 10(f) to Regulation S-K and as such, has revised the 10-K Amendment front cover page accordingly.

Controls and Procedures, page 16

COMMENT NO. 3

We note your conclusion indicating that your disclosure controls and procedures were not effective as of your December 31, 2007 fiscal year end. Further, we note your disclosure of the same conclusion as of March 31, 2008 in your Form 10-Q filed May 15th, 2008. Please expand your disclosure to clarify whether the findings that led to your conclusion constituted deficiencies or material weaknesses, as those terms are defined in PCAOB’s Auditing Standard No. 5 paragraphs 62-70.

Additionally, disclose the specific steps that you have taken, and plan to take, to remediate the weaknesses or deficiencies. To the extent you have established a timeline for remediation, disclose this information. Additionally, provide quantitative information regarding the cost of such remediation efforts.

RESPONSE:

We have expanded our disclosures regarding whether the findings that led to our conclusion constituted deficiencies or material weaknesses, as those terms are defined in PCAOB’s Auditing Standard No. 5 paragraphs 62-70. Additionally, we have disclosed the specific steps we have take and plan to take to remediate these weaknesses or deficiencies and the estimated costs. All this is reflected on pages 21 and 22 of the 10-K Amendment and page 26 of the 10-Q Amendment.

COMMENT NO. 4

In light of your conclusion that your disclosure controls and procedures were not effective as of December 31, 2007, disclose in reasonable details the basis for your conclusion that your internal control over financial reporting was nonetheless effective as of December 31, 2007,

Securities and Exchange Commission
August 25, 2008

RESPONSE:

We have revised our conclusion in the 10-K Amendment on page 21 to state that our internal control over financial reporting was not effective as of December 31, 2007.

Report of Independent Registered Public Accounting Firm, page F-3

COMMENT NO. 5

It does not appear that your current auditor has audited the inception to date financial information covering the period from January 3, 2001 (Date of Inception) to December 31, 2007. Generally, we would expect all periods covered within the cumulative date to be audited. If this is not feasible, you may revise your financial statements to identify all the cumulative date as unaudited.

To the extent your current auditor relied on work performed by your former auditor for purposes of opining on the cumulative data, please ask your current auditor to revise their audit report to refer to this period in the introductory (first paragraph) and opinion paragraphs of their report, as well as indicating in the opinion paragraph that their opinion was based on their audit and the report of the other auditors. Your auditor can refer to AU Section 543 paragraphs 7 to 9 for further guidance.

RESPONSE:

We have included an updated auditors’ report, included on page F-1 on the 10-K Amendment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Securities and Exchange Commission
August 25, 2008

Loss Per Share, page F-8

COMMENT NO. 6

We note your disclosure on this page, as well as on page 11, indicating that your per share data has been retroactively restated to reflect a forward stock split of 26 new shares for one old share, effective November 10, 2006. However, at Note 8 on page F-14, you disclose that you have given retroactive effect to a forward stock split of 9 new shares for one old share. Please revise your disclosure to resolve this discrepancy, and provide a more detail background discussion of your forward stock splits.

RESPONSE:

We have determined that the reference to forward stock split, taking effect on November 10, 2006, of 26 new shares for one old share was a typographic error. Effective December 15, 2006, we gave effect to a forward stock split of 9 new shares for one old share. We corrected this typographic error and included additional background discussion in the 10-K Amendment on pages 5, 12, 14 and F-7, and in the 10-Q Amendment on page 21.

Impairment of Long-Lived Assets, page F-9

COMMENT NO. 7

We note you disclose that you use the full cost method of accounting of you oil and gas properties. Under a separate sub-heading, please expand your disclosure to discuss in more details your application of the full cost method of accounting for your oil and gas properties, including but not limited to, the nature of costs that you capitalize versus expense, the nature of costs that will be included in your costs (i.e. the ceiling test). In addition, disclose how you evaluate your capitalized costs for impairment, and how you treat gains and losses on sales and abandonments of your oil and gas properties. Refer to Rule 4-10 (c) of Regulation S-X for further guidance.

Securities and Exchange Commission
August 25, 2008

RESPONSE:

Under a separate sub-heading, we have added note disclosure to present our adopting the full cost method of accounting for our oil and gas assets. This is reflected on pages 14, 15 and F-8 of the 10-K Amendment and pages 10, 11, 21 and 22 of the 10-Q Amendment.

Note 6 – Oil and Gas Interests, page F-10

COMMENT NO. 8

We note your disclosure on page F-11 indicating that on August 24, 2007 you agreed to acquire a 99.5% working interest in the South Glenrock “C” Oil Field for $5 million, of which only $1.75 million had been paid, and $3.25 million appears to be a past due obligation which, through amendment agreement, must be paid by June 1, 2008. In addition, your disclose that on November 6, 2007, you agreed to acquire the right to purchase an undivided working interest and an 80% net royalty interest in the Skull Valley Prospect for $400,000, of which only $100, 000 had been paid.

Additionally, we note your disclosures on page 10 and 11, as well as on page 17 of your Form 10-Q for the quarter ended March 31, 2008, indicating that on March 19, 2008 you entered into an option agreement to purchase certain assets of Hot Springs Resources, Ltd. for the issuance of 400,000 shares and $4.28 million, of which only $50,000 had been paid; on April 15, 2008 you entered into an option agreement to purchase certain assets of Alpha Development Corporation for $10 million, plus $400,000 for the option agreement, of which only $200,00 had been paid.

Please expand your disclosure within your annual interim period reports to clarify whether the remaining unpaid amounts under these purchase agreement represent your obligations as of December 31, 2007 and March 31, 2008, and the extent of your accruals, if any, for these obligations as of December 31, 2007 and March 31, 2008. It should be clear how your characterization is consistent with the guidance in paragraphs 30-40 and 192-211 of CON 6.

Securities and Exchange Commission
August 25, 2008

RESPONSE:

We have determined that at each of December 31, 2007 and March 31, 2008, we had no financial obligations to accrue, since the parties to each agreement had not yet entered into a definitive agreement. However, we have revised our note disclosure on pages F-10 and F-11 of the 10-K Amendment, and on pages 11, 12 and 13 of the 10-Q Amendment, to present this conclusion.

COMMENT NO. 9

Tell us whether your intended acquisitions of South Glenrock “C” Oil Field and the Skull Valley Prospect represent working interests in producing oil and gas properties, which generally are considered business acquisitions for purpose of evaluating significance to determine whether separate financial statements would be required under Rule 3-05 of Regulation S-X. If your acquisitions represent working interests in producing oil and pas properties, given the significance provisions of Rule 3-05, it appear that after consummation of your acquisitions, you will need to provide separate financial statements pursuant to Rule 3-05 and pro forma information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Also refer to SAB Topic 2:D, IRQ 7 for further clarification.

This comment also applies to your intended acquisitions of Hot Springs and Alpha assets which you disclose in your Form 10-Q for the quarter ended March 31, 2008, if they are producing oil and gas properties.

RESPONSE:

Our intended acquisition of South Glenrock “C” consist of the right to purchase assets, which include: (a) oil and gas rights to 4,724 acres with a 99.9% working interest and a 77.5% net revenue interest; (b) 3 producing wells; and (c) some equipment. The production of the 3 wells is marginal, and we have estimated that the 3 wells represent less than 5% of the total value of the purchase price of $5 million. Accordingly, our current assessment is that most of the assets, which are the subject to the letter of intent, are non-producing. If this transaction closes, we will provide full disclosure of our analysis and conclusions at such time.

Securities and Exchange Commission
August 25, 2008

We acquired the Skull Valley assets on May 30, 2008, pursuant to a Purchase and Sale Agreement with Geochem Exploration, LLC, which was based on the Letter of Intent dated November 6, 2007, as amended on March 14, 2008. The Company acquired an undivided working interest and an eighty percent (80%) net royalty interest in and to the Skull Valley Prospect in Tooele County, Utah, in consideration for an aggregate sum of $400,000. Additionally, we provided the following disclosures on our quarterly report on Form 10-Q filed with the Commission on August 19, 2008:

“Pursuant to SEC Regulation S-X Rule 3-05 and 11-01 and ETIF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, Ameriwest determined that the acquisition did not constitute a business combination. The Skull Valley Prospect was a non-producing asset and not in the development stage. As such, the transaction is treated as an acquisition of assets.”

The Option Agreement with Hot Springs Resources gives us the right to acquire certain assets in Burke Ranch, which include: (a) oil and gas rights to an estimated 6,920 acres with an approximate 95% to 100% working interest and a 79.9% to 82% net revenue interest; and (b) some equipment. Our current assessment is that the assets, which are the subject to the letter of intent, are non-producing. If this transaction closes, we will provide full disclosure of our analysis and conclusions at such time.

The Option Agreement with JK Minerals and Alpha Development gives us the right to acquire certain assets in Cole Creek, which include: (a) oil and gas rights to an estimated 14,300 acres with working and net revenue interests in and to all formations that are to the surface and below the base of the Shannon Formation; and (b) some equipment. The current production is marginal, and we have estimated that the producing wells represent less than 5% of the total value of the purchase price of $10 million. Accordingly, our current assessment is that most of the assets, which are the subject to the letter of intent, are non-producing. If this transaction closes, we will provide full disclosure of our analysis and conclusions at such time.

Securities and Exchange Commission
August 25, 2008

We have made additional disclosures on page F-11of the 10-K Amendment, and on pages 11, 12 and 13 of the 10-Q Amendment.

For any questions or further discussions relating to this matter, please contact me directly at (916) 558-6031.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Mark C Lee

Mark C Lee

MCL:srs

Enclosures

cc: Walter Merschat (w/o encls.)